New Beginnings Acquisition Corp.

800 1st Street
Unit 1
Miami, FL 33139

October 29, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Pam Howell

RE:	New Beginnings Acquisition Corp. (the “Company”)
Registration Statement on Form S-1
(File No. 333-248944) (the “Registration Statement”)

Dear Ms. Howell:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 5:00 p.m. on October 29, 2020, or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,

new beginnings ACQUISITION CORP.

By:	/s/ Michael S. Liebowitz
Name:	Michael S. Liebowitz
Title:	Chief Executive Officer